SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Fred Eshelman

295 Madison Avenue, Suite 2400

New York, NY 10017

917-289-1117

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

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CUSIP No. 30234E 104

1	Names of Reporting Persons. Fred Eshelman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,674,345(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,674,345(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,674,345(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person IN

(1)	Includes (i) 1,277,461 shares of common stock and 77,799 shares underlying options held by Fred Eshelman directly that are exercisable within 60 days of the date of this report and (ii) 319,085 shares of common stock held by Eshelman Ventures LLC. Dr. Eshelman is the manager of Eshelman Ventures LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Eshelman Ventures LLC.

Page 3 of 5 Pages

SCHEDULE 13D

This Amendment No. 1 on Schedule 13D amends the statement on Schedule 13D, dated February 20, 2018, which relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Eyenovia, Inc. (the “Issuer”) filed by Dr. Eshelman (the “Reporting Person”).

This Amendment No. 1 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Person as a result of the change in outstanding shares of Common Stock of the Issuer upon the Issuer’s public offering of Common Stock as described in Item 6 below. Except as expressly amended below, the Schedule 13D, dated February 20, 2018, remains in effect.

Item 1.	Security and Issuer

Issuer:	Eyenovia, Inc.

295 Madison Avenue, Suite 2400

New York, NY 10017

Item 2.	Identity and Background

(b) The business address of the Reporting Person is 295 Madison Avenue, Suite 2400, New York, NY 10017.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 17,100,726 shares of Common Stock outstanding as of August 8, 2019) are as follows:

a)		Amount beneficially owned: 1,674,345	Percentage: 9.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,674,345(1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,674,345(1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1)	Includes (i) 1,277,461 shares of Common Stock and 77,799 shares underlying options held by the Reporting Person directly that are exercisable within 60 days of the date of this report and (ii) 319,085 shares of Common Stock held by Eshelman Ventures LLC. The Reporting Person is the manager of Eshelman Ventures LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Eshelman Ventures LLC.

(c) Each of the required transactions described in this Item 5(a) were reported on Forms 4 filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) pursuant to Section 16 of Securities Exchange Act of 1934, as amended and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Issuer’s public offering of an aggregate of 5,046,763 shares of Common Stock (including an over-allotment of 658,273 shares of Common Stock) in July 2019, the Reporting Person entered into a lock-up agreement with Oppenheimer & Co. Inc. (“Oppenheimer”), as representative of the several underwriters in the offering. Pursuant to the lock-up agreement, he agreed that, subject to specified exceptions, for a period of 90 days after the date of the prospectus relating to the offering, the Reporting Person will not directly or indirectly, without the prior written consent of Oppenheimer (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

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CUSIP No. 30234E 104

The foregoing description of the lock-up agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to this report and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Lock-Up Agreement between Dr. Eshelman and the underwriters dated July 11, 2019.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2019	/s/ Fred Eshelman
Fred Eshelman